SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D


            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (Amendment No. 8)

                      Autotote Corporation
                         (Name of Issuer)



                   Common Stock, $.01 par value
                  (Title of Class of Securities)



                           0000533231
                          (CUSIP Number)

Lawrence, Tyrrell, Ortale          William J. Hewitt, Esq.
  & Smith                          Reboul, MacMurray, Hewitt,
515 Madison Avenue                   Maynard & Kristol
New York, New York 10022           45 Rockefeller Plaza
Attention: Larry J. Lawrence       New York, New York  10111
Tel. (212) 826-9080                Tel. (212) 841-5700

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        December 31, 1997
                  (Date of Event Which Requires
                      Filing of This Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].




1)   Name of Reporting Person               Lawrence, Tyrrell,
     S.S. or I.R.S. Identification            Ortale & Smith
     No. of Above Person

2)   Check the Appropriate Box                  (a) [x]
     if a Member of a Group                     (b) [ ]

3)   SEC Use only

4)   Source of Funds                          Not Applicable

5)   Check if Disclosure of
     Legal Proceedings is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                          New York

Number of                7)   Sole Voting         -0-
Shares Beneficially           Power
Owned by Each
Reporting
Person:

                         8)   Shared Voting
                              Power               -0-

                         9)   Sole Disposi-       -0-
                              tive Power

                         10)  Shared Dis-
                              positive Power      -0-

11)  Aggregate Amount Beneficially                -0-
     Owned by Each Reporting Person

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                               -0-
     Amount in Row (11)

14)  Type of Reporting
     Person                                  PN


1)   Name of Reporting Person               Larry J. Lawrence
     S.S. or I.R.S. Identification
     No. of Above Person

2)   Check the Appropriate Box                  (a) [x]
     if a Member of a Group                     (b) [ ]

3)   SEC Use only

4)   Source of Funds                          PF

5)   Check if Disclosure of
     Legal Proceedings is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                          United States

Number of                7)   Sole Voting    2,376,638 shares of
Shares Beneficially           Power          Common Stock, $.01
Owned by Each                                par value (includes
Reporting                                    594,914 shares
Person:                                      issuable upon
                                             exercise of
                                             warrants and 43,750
                                             shares issuable upon
                                             exercise of options)

                         8)   Shared Voting  -0-
                              Power

                         9)   Sole Disposi-  2,376,638 shares of
                              tive Power     Common Stock, $.01
                                             par value (includes
                                             594,914 shares
                                             issuable upon
                                             exercise of
                                             warrants and 43,750
                                             shares issuable upon
                                             exercise of options)


                         10)  Shared Dis-    -0-
                                               positive
                                               Power


11)  Aggregate Amount Beneficially           2,376,638 shares of
     Owned by Each Reporting Person          Common Stock, $.01
                                             par value (includes
                                             594,914 shares
                                             issuable upon
                                             exercise of
                                             warrants and 43,750
                                             shares issuable upon
                                             exercise of options)



12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                             6.7%
     Amount in Row (11)

14)  Type of Reporting
     Person                                   IN

                 Amendment No. 8 to Schedule 13D

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 7, 1990, as amended by Amendment No. 1 thereto filed on January 17, 1991, Amendment No. 2 thereto filed on November 19, 1991, Amendment No. 3 thereto filed on December 11, 1992, Amendment No. 4 thereto filed on October 25, 1993, Amendment No. 5 thereto filed on September 2, 1994, Amendment No. 6 thereto filed on October 15, 1997 and Amendment No. 7 thereto filed on December 18, 1997(as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

     The Schedule 13D is hereby amended as follows:

 Item 3.Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended by adding the following thereto:

     On December 31, 1997, Mr. Lawrence purchased, in a private, non-Issuer transaction, 750,000 shares of Common Stock, at a purchase price of $2.25 per share, and immediately-exercisable warrants to purchase an aggregate 552,381 shares of Common Stock at an exercise price of $1.6357 per share, for a purchase price of $.90 per share of Common Stock underlying such warrants, which expire on October 31, 1999. The source of funds for such purchase was Mr. Lawrence's personal funds.

Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 35,494,312 shares of Common Stock outstanding as of March 10, 1998, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended January 31, 1998, as filed on March 12, 1998. Calculations include shares issuable upon the exercise of all warrants and options to purchase Common Stock held by LTOS and/or Mr. Lawrence that are presently exercisable or are exercisable within sixty days of the date of this statement.

          (a)

          LTOS and LVP

          LTOS and LVP own no shares of Common Stock.

          Mr. Lawrence

          Mr. Lawrence beneficially owns 2,376,638 shares of Common Stock (including 594,914 shares issuable upon exercise of warrants and 43,750 shares issuable upon exercise of options), or approximately 6.7% of the Common Stock outstanding.

     Other General Partners of LVP

          (i) Jack Tyrrell directly beneficially owns 11,694 shares of Common Stock, and, in addition, may be deemed to indirectly beneficially own 17,769 shares of Common Stock held by the John Ryan Tyrrell Trust. In the aggregate, Mr. Tyrrell may be deemed to own less than 0.1% of the Common Stock outstanding.

          (ii) Patrick W. Ortale, III directly beneficially owns
     31,302 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iii) Richard W. Smith directly beneficially owns 20,338 shares of Common Stock and, in addition, may be deemed to own beneficially 11,550 shares of Common Stock held by the Emily Wyndham Smith Trust, 11,550 shares of Common Stock held by the Nicholas James Smith Trust, 11,550 shares of Common Stock held by the Alastair Davis Smith Trust and 11,550 shares of Common Stock held by the Penelope Ann Smith Trust. In the aggregate, Mr. Smith may be deemed to own approximately .2% of the Common Stock outstanding.

          (iv) Brian T. Horey directly beneficially owns 12,109 shares of Common Stock, or less than 0.1% of the Common
     Stock outstanding.

          (b) The general partners of LVP may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the shares of Common Stock owned by LTOS. Each of the general partners of LVP disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he owns directly (or indirectly through a trust for the benefit of a minor child) or indirectly by virtue of his pro rata interest, as a partner of LVP, in the Common Stock owned by LTOS.

          (c) On January 7, 1998 LTOS sold immediately-exercisable warrants to purchase an aggregate 983,762 shares of Common Stock at an exercise price of $1.6357, for a sale price of $.90 per share of Common Stock underlying such warrants, which represented LTOS' entire holdings of securities of the Issuer.

          (d) Except as described in this statement, no person has the right to receive or the power to direct the receipt of dividends on, or proceeds from the sale of, the shares of Common
Stock owned by LTOS and/or Mr. Lawrence.

     (e) LTOS ceased to be the owner of more than five percent of the Common Stock on September 23, 1997.

                            Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 1998

                                   LAWRENCE, TYRRELL, ORTALE &
                                     SMITH

                                    By:  Lawrence Venture
                                   Partners, General Partner



                                   By: /s/ Larry J. Lawrence
                                        General Partner



                                       /s/ Larry J. Lawrence
                                        Larry J. Lawrence